MIRANDA ANNOUNCES PARTNERSHIP WITH NEWMONT

TO EXPLORE THE LYRA PROJECT ADJACENT

TO THE BURITICÁ DISTRICT IN COLOMBIA

Vancouver, BC, Canada – August 29, 2018 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) is very pleased to announce that it has signed an option agreement (the “Agreement”) that allows Newmont Mining Corporation (NYSE: NEM) to earn an interest in Miranda’s Lyra Project in Colombia.

Project Details

Lyra is in the Department of Antioquia, 120km northwest of Medellín, and a two hour drive from the city. The Lyra project comprises in 14 concession contract applications totaling 54,895 hectares covering more than 25km of the Tonusco Fault that extends south from the Buriticá vein system.

Data available from Ingeominas (Instituto Colombiano de Geología y Minería) shows 50 of 61 of their samples on Lyra are non-detectable to 0.3 g Au/t, 11 samples are greater than 0.3 g Au/t, and 6 of those 11 samples greater than 1 g Au/t.

Miranda infers that the Tonusco Fault is a feeder to the Buriticá vein system and that Lyra may offer an extension to the Buriticá district and additional similar vein systems may occur along the Tonusco Fault on Lyra.

Agreement Details

Miranda will operate a prospecting program funded by Newmont on Lyra totaling US$600,000 over 18 months or less - this is an obligation - unless the applications are converted to concession contracts before the end of 18 months. Conversion of all applications to concession contracts will trigger a decision by Newmont as to whether they want to earn into the project - although Newmont may elect to terminate the Agreement at any time.

Upon successful conversion of the Lyra applications to concession contracts, and an election to earn into the project, Newmont shall incur a minimum of US$3,000,000 in qualifying expenditures over the course of the subsequent four years to earn-in and vest into 51% of the Lyra project (the “Initial Earn-In”).

Upon successful completion of the Initial Earn-In, Newmont and Miranda shall form a joint venture mining company whereby Newmont shall have an initial 51% interest and Miranda shall have a 49% interest. Newmont shall than have the right to earn an additional 19% interest, for an aggregate 70% interest in the joint venture, by funding an additional US$7,000,000 in qualifying expenditures over the course of the subsequent four years (the “Second Earn-In”).

Comments by Miranda CEO:

Joseph Hebert, Miranda’s Chief Executive Officer, comments that, “Miranda is pleased to partner with Newmont in conducting prospecting, and once concession contracts are granted, exploration, on the Lyra Project. Newmont is focused on leading in social and environmental responsibility, and brings their proprietary technologies to explore the Lyra project. Miranda believes Lyra covers an extension of the Buriticá District, and a substantial trend for Miranda and Newmont to explore. Lyra is one three strategic and aggressive Miranda acquisitions, including Kuntur and Oribella in the Middle Cauca Belt between the world-class Buriticá and Nuevo Chaquiro gold and gold-copper deposits.”

Qualified Person

Data disclosed in this press release have been reviewed and verified by Miranda’s Chief Executive Officer, Mr. Joseph Hebert, C.P.G., B.Sc. Geology, and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda is a gold exploration company active in Colombia. Miranda employs a prospect generator and joint venture business model. Miranda focuses on generating projects with world-class discovery potential, and then joint ventures multiple projects to maximize the chance of discovery, while reducing economic risk and shareholder dilution. Miranda has ongoing partnerships with IAMGold Corporation, and now with Newmont.

For more information related to Miranda contact Joseph Hebert, Chief Executive Officer at 1-775-340-0450 or joseph.hebert@mirandagold.com - www.mirandagold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Notice to US investors:

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This press release uses (or may use) the terms “measured resources”, "indicated resources" and "inferred resources", which are estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in certain exceptional cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.